                                                                      APPENDIX A
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                               ----------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                OZEMAIL LIMITED
                           (NAME OF SUBJECT COMPANY)

                                OZEMAIL LIMITED
                      (NAME OF PERSON(S) FILING STATEMENT)

                ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES,
        EACH AMERICAN DEPOSITARY SHARE REPRESENTING TEN ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                     692674104 (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 SEAN M. HOWARD
                            CHIEF EXECUTIVE OFFICER
                                 OZEMAIL CENTRE
                               39 HERBERT STREET
                       ST. LEONARDS NEW SOUTH WALES 2065
                                   AUSTRALIA
                               011-61-2-9433-2400
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
                      AND COMMUNICATIONS FILING STATEMENT)

                                WITH A COPY TO:

                            RONALD C. BARUSCH, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (INTERNATIONAL)
                         LEVEL 13, 131 MACQUARIE STREET
                          SYDNEY NEW SOUTH WALES 2000
                                   AUSTRALIA
                               011-61-2-9253-6000

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

                                    NOTICE

  THIS STATEMENT IS MADE BY OZEMAIL LIMITED, AN AUSTRALIAN CORPORATION SUBJECT TO BOTH UNITED STATES AND AUSTRALIAN DISCLOSURE REQUIREMENTS. THIS STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND INCORPORATES BY REFERENCE THE PART B STATEMENT (THE "PART B STATEMENT") WHICH IT ACCOMPANIES AND IS ATTACHED HERETO AS EXHIBIT 4 AND IS INCORPORATED BY REFERENCE. THE PART B STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH THE AUSTRALIAN CORPORATIONS LAW.

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is OzEmail Limited (A.C.N. 066 387 157), a public company incorporated under the laws of New South Wales, Australia (the "Company" or "OzEmail"). The principal executive offices of the Company are located at OzEmail Centre, 39 Herbert Street, St. Leonards, New South Wales 2065, Australia. The titles of the class of equity securities to which this statement relates are the Company's ordinary shares (the "Ordinary Shares") and American Depositary Shares, each representing ten Ordinary Shares (the "ADSs," and together with the Ordinary Shares, the "Securities"), evidenced by American Depositary Receipts ("ADRs").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the tender offer by UUNET Holdings Australia Pty Limited (A.C.N. 085 531 684) ("UUNET Australia"), a wholly owned subsidiary of UUNET Technologies, Inc. ("Intermediate"), a Delaware corporation, which is in turn, a wholly-owned subsidiary of MCI WORLDCOM, Inc., a Georgia corporation ("MCI WorldCom", and together with UUNET Australia and Intermediate, the "Bidder"), as disclosed in a Part A Statement as registered on December 23, 1998 by the Australian Securities and Investments Commission (the "Part A Statement") to purchase all of the issued and outstanding Securities at a price of US$22.00 per ADS (or US$2.20 per Ordinary Share), net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase to be dated January 8, 1998 (Sydney time) (the "Offer to Purchase") and the related Acceptance and Transfer Form (relating to the Ordinary Shares) and Letter of Transmittal (relating to the ADSs) (which together constitute the "Offer") and are contained in the Part A Statement. The Offer to Purchase will be mailed with this Statement to the holders of Securities. Copies of the press releases issued by the Company and the Bidder on December 14, 1998 with respect to the Offer are filed as Exhibit 1 hereto, and incorporated herein by reference.

  As set forth in the Part A Statement, the address of the principal executive office of the UUNET Australia is 44 Martin Place, Sydney, New South Wales 2000, Australia.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b)(1) Arrangements with Officers, Directors or Affiliates of the
Company. Certain contracts, arrangements and understandings between the Company or its affiliates and certain of the Company's executive officers and directors are described in Schedule 1 hereto. The interests of the directors and executive officers of the Company in the share capital of the Company are set forth in Schedule 2 hereto. Also, certain of the options held by Ian McGregor, the Company's Chief Financial Officer, are not yet vested. The Company is considering various alternatives for enabling employees who hold unvested options to realize value of such options in connection with the Offer. For a discussion of certain of these alternatives see Section 11, "Changes in OzEmail's Financial Position" in the Part B Statement.

  In addition, Malcolm Turnbull, the Chairman of the Company's Board of Directors, is also the Chairman and Managing Director of Goldman Sachs Australia L.L.C. ("Goldman Sachs") and is a partner of the Goldman Sachs Group L.P. The Company has retained Goldman Sachs to assist the Company as its financial adviser in connection with the Offer, as described in Item 5 below. There are no other material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors or affiliates.

  (2) The Offer.

  Subscription Agreement. The following summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Subscription Agreement which is attached as
Exhibit 2 hereto and is incorporated by reference.

  Pursuant to the Subscription Agreement, the Company issued 21,863,174 Ordinary Shares (representing an aggregate of 14.9% of the Ordinary Shares outstanding after such issuance) to UUNET Australia at a purchase price equal to US$2.00 per share for a total subscription price of US$43,726,348.

  Pursuant to the Subscription Agreement, the Company agreed further, that for a period of three months from the date of the Subscription Agreement, not to issue and allot any additional Ordinary Shares, except pursuant to existing rights under any employee share option plan of the Company or an exercise of existing options. The Company also agreed that in the event the Offer is terminated or that UUNET Australia does not become entitled to proceed under the Australian Corporations Law to compulsory acquisition of all of the Ordinary Shares, the Company, upon request of UUNET Australia, will file a registration statement under the U.S. Securities Act of 1933, relating to the sale of the Ordinary Shares issued to it under the Subscription Agreement and any other Ordinary Shares acquired by UUNET Australia pursuant to the Offer.

  Pursuant to the Subscription Agreement, the parties terminated a confidentiality agreement entered into in November 1998. However, UUNET Australia has agreed not to disclose in the Offer any confidential information provided by Goldman Sachs or the Company without the prior written approval of the Company, except as required by law.

  Other Understandings.

  For a full description of the Bidder's intentions with respect to OzEmail, see Section 11 of the Offer to Purchase.

  (3) Other Commercial Arrangements.

  For a discussion of certain commercial arrangements between the Company and the Bidder, see Section 10, "Interests of Directors of OzEmail in Contracts with UUNET" in the Part B Statement.

  To the best knowledge of the Company, there are no other material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Bidder or its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors. The Company's Board of Directors unanimously recommends that the Company's shareholders (other than UUNET Australia) accept the Offer and tender all of their Securities pursuant to the Offer, in the absence of a higher offer.

  (b) Background; Reasons for the Recommendation. In the current competitive environment and rapid technological development of the telecommunications industry, the Company's Board of Directors has recognized for some time the potential value of expanding the range of integrated communications services it provides either through collaboration with a telecommunications company or independent investment in communications projects.

  Since deregulation of the Australian telecommunications industry in mid 1997 the Company has been exploring various possible alternatives for investment opportunities in synergistic communications projects, through joint ventures or otherwise, to expand the scope of the Company's operations and reduce costs. These alternatives have included capital raising in the form of equity and/or debt; business combinations involving the Company; and the sale of the Company.

  In June 1997, representatives of the Bidder contacted Messrs. Turnbull and Howard regarding a possible acquisition. In August 1997, the Company engaged Goldman Sachs to act as its financial adviser in connection with a possible strategic transaction. Between June 1997 and February 1998, discussions regarding a possible acquisition continued intermittently between representatives of the Bidder and Messrs. Turnbull and Howard. In February 1998, however, the Bidder terminated discussions due to its involvement in other activities at that time.

  In July 1998, the Company's management, in consultation with its financial adviser, Goldman Sachs, began to consider various options for raising capital in order to pursue a strategy to, among other things, acquire or construct communications infrastructure in order to offer customers more efficient end to end services, reduce costs and provide comprehensive value-added telecommunications services. In a press release dated August 11, 1998, the Company announced its intention to raise up to US$250 million in new capital in the form of equity and debt, but stated that the decision as to issuing equity and/or debt would be dependent on market conditions, the market price of the Company's shares and other matters. On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved the issuance of up to an additional 50,000,000 new shares in connection with an equity capital raising. As a result of changed market conditions, beginning in August and continuing through September, October and November, the Company decided to defer the proposed capital raising.

  Following the decision to defer a capital raising, in August and September 1998, the Company, in consultation with its financial adviser, reinitiated discussions with the Bidder regarding a potential transaction. In late September and early October, the Company provided to representatives of the Bidder certain information about OzEmail.

  On October 1, 1998, Mr. Turnbull contacted a representative of the Bidder by telephone to inquire as to the status of MCI WorldCom's consideration of the transaction. Mr. Turnbull was informed that representatives of the Bidder were evaluating the Company and the potential of a possible acquisition.

  On November 1, 1998, the Bidder and Goldman Sachs, on behalf of the Company, entered into a confidentiality agreement.

  On November 5 and 6, 1998, John W. Sidgmore, Vice Chairman of MCI WorldCom, spoke with Mr. Turnbull by telephone to discuss MCI WorldCom's interest in the possible acquisition of OzEmail. On November 12, 1998, Messrs. Sidgmore and Turnbull discussed by telephone the possibility of meeting in person and possible dates for such a meeting. On November 29, 1998, Messrs. Sidgmore and Turnbull had a telephone conversation about a possible valuation range for OzEmail. On December 4, 1998, Mr. Sidgmore and Charles T. Cannada, Senior Vice President, Corporate Development of MCI WorldCom, met in New York with Mr. Turnbull and representatives of Goldman Sachs. This meeting included discussions of issues and structure of a possible acquisition. The parties also discussed the possibility of MCI WorldCom acquiring a stake in the Company.

  Between December 7 and December 11, 1998, Mr. Sidgmore and representatives of the Company held a series of telephone conversations to discuss the elements of a possible transaction, including valuation. In addition, between December 8 and December 11, 1998, representatives of Merrill Lynch, financial advisers to the Bidder, held a series of telephone discussions with representatives of OzEmail and Goldman Sachs, regarding the structure and terms of a possible acquisition, as well as the structure for a potential acquisition of a stake in the Company by UUNET Australia.

  On December 10 and December 11, 1998 (Sydney time), the Bidder and OzEmail, and their respective financial and legal advisers, reviewed drafts of the Subscription Agreement. On December 12, 1998 (Sydney time), Messrs. Sidgmore and Turnbull discussed and agreed on a price at which 14.9% of the Company's Ordinary Shares would be issued to UUNET Australia pursuant to the Subscription Agreement. At a meeting on December 12, 1998 (Sydney time), the Board of Directors of the Company approved the Subscription Agreement and the issuance of 21,863,174 Ordinary Shares to UUNET Australia at a price of US$2.00 per share. During their discussions, Mr. Sidgmore informed Mr. Turnbull of the Bidder's Offer Price.

  On December 13, 1998 (in the United States) and December 14, 1998 (in Australia), prior to the opening of trading on the Nasdaq National Market and the Australian Stock Exchange, MCI WorldCom and the Company issued separate press releases announcing the issuance of Ordinary Shares to UUNET Australia and the Bidder's intention to commence the Offer.

  On December 14, 1998, Mr. Sidgmore spoke to management of the Company and, on December 15, 1998, Mr. Sidgmore spoke to employees of the Company, in each case, regarding MCI WorldCom's global strategy.

  Since July 1997, certain representatives of the Company also continued to have informal discussions and meetings with a number of other parties to assess the feasibility of the Company's strategic alternatives and the potential level of interest of such parties in a business combination, joint venture, a sale of the Company or other alternatives.

  In recommending that all shareholders accept the Offer and tender all of their Securities pursuant to the Offer, in the absence of a higher offer, the Company's Board of Directors considered a number of factors. For a discussion of these factors, see "Directors' Recommendation in Relation to the Offer" in the Part B Statement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Pursuant to the terms of a letter agreement dated August 7, 1997 (the "Engagement Letter"), the Company retained Goldman Sachs to assist the Company as its financial adviser in considering the desirability and feasibility of effecting various strategies for maximizing the Company's value to its shareholders, including, among other things, a merger or sale of the Company. For a summary of the Engagement Letter, see Section 9, "Other Agreements by Directors of OzEmail" in the Part B Statement. This summary of the Engagement Letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the Engagement Letter, a copy of which is attached as Exhibit 3 hereto and is incorporated by reference.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Except as set forth in Item 4(b)(2) above and in Section 5 "Transactions in OzEmail by Associates During Previous Four Months," in the Part B Statement no transactions in the

Securities have been effected during the past 60 days by the Company or, to the best knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except pursuant to transactions effected in the ordinary course pursuant to the Company's employee stock option plan.

  (b) To the best knowledge of the Company, its executive officers, directors and affiliates currently intend to tender all ADSs and Ordinary Shares which are held of record or beneficially owned by such persons to the Bidder pursuant to the Offer, subject to there being no more favorable offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) As set forth in Item 4(b) above, representatives of the Company have had discussions with other entities that indicate that they might have an interest in acquiring the Company. If any such parties, or other parties, are interested in pursuing an acquisition of the Company which is more favorable to the Company's shareholders than the Offer, the Company could provide information to, and/or engage in negotiations and recommend or enter into a transaction with such other party. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of any transactions or proposals of the type referred to in the preceding sentence might jeopardize any discussions or negotiations the Company might conduct. Accordingly, the Company has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as required by law.

  Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  To the best of the Company's knowledge, there is no additional information necessary to make the required statements herein, in light of the circumstances under which they are made, not materially misleading.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 1--Press Releases

  Exhibit 2--Subscription Agreement

  Exhibit 3--Engagement Letter

  Exhibit 4--Part B Statement

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          OzEmail Limited

                                                     /s/ Sean M. Howard
                                          By: _________________________________
                                                       SEAN M. HOWARD
                                                CHIEF EXECUTIVE OFFICER AND
                                                          DIRECTOR

Dated: January 5, 1999

                                                                     SCHEDULE 1

                             CERTAIN TRANSACTIONS

HISTORICAL CORPORATE STRUCTURE

  On September 12, 1994, the Company was founded through a number of simultaneous transactions. As a result of these transactions, the proprietary online service previously controlled by Mr. Howard was transferred to the Company (in exchange for all of the then outstanding ordinary shares of the Company), and business entities affiliated with Messrs. Kennedy and Turnbull each agreed to contribute A$500,000 in a joint venture related to the Company. Mr. Howard and the business entities affiliated with Messrs. Kennedy and Turnbull elected in November 1995 to terminate the joint venture arrangement and certain related agreements as part of a reorganization of the Company into it present corporate form. In connection with this reorganization, the business entities affiliated with Messrs. Kennedy and Turnbull each contributed A$500,000 and their respective interests in the joint venture to the Company in exchange for an aggregate of the equivalent of 35,000,000 Ordinary Shares. The parties also entered into a shareholders agreement, with each shareholder holding not less than 25% of the issued shares having the right to appoint one director for each 25% of the shares held. The shareholders agreement was terminated prior to consummation of the Company's initial public offering in May 1996.

TRANSACTIONS WITH SUBSIDIARIES

  In October 1998, the Company purchased the 20% equity interest in Voyager New Zealand Limited ("Voyager") it did not own from two former directors of Voyager (the "Minority Shareholders") pursuant to a September 1998 ruling of the High Court of New Zealand regarding the fair market value of the shares. The Company purchased the Minority Shareholders' shares for approximately NZ$1,010,000 (A$861,000).

LOANS AND GUARANTEES AMONG RELATED PARTIES

  OzEmail acts as guarantor on Voyager finance leases. As of December 31, 1997, the total rentals payable under these leases was NZ$124,000 (A$112,000).

ADDITIONAL TRANSACTIONS

  On May 24, 1997, the Company and FTR, an entity affiliated with Mr. Malcolm Turnbull, a director of the Company, entered into an agreement whereby the Company agreed to pay FTR gross income based on 35% of all revenue received by the Company in respect of OzEmail services delivered to subscribers in Western Australia, net of referral fee amounts paid to third parties in connection with the establishment of accounts with OzEmail for services. FTR agreed that at least 28.6% of all revenues paid to it by the Company under the agreement would be spent on marketing and promotion expenditure within Western Australia. The agreement had an initial term of two years, during which either party had a right to terminate on sixty days' notice. After the initial term, the agreement would be automatically renewed until terminated by either party on sixty days' notice in writing. The parties agreed that if the Company exercised its right to terminate during the initial term, then FTR would receive, in each month for a period of twelve months following expiry of the agreement, gross income based on 25% of all revenue received by the Company in respect of OzEmail services in Western Australia, net of referral fees paid to third parties.

  On September 10, 1997 OzEmail and FTR terminated this agreement and entered into a new agreement whereby OzEmail purchased all of the issued share capital of Microweb Pty

Limited ("Microweb"), a subsidiary of FTR, for a lump sum of A$1.00 and deferred consideration equal to approximately A$400,000.

  In the year ended December 31, 1997, the Company paid A$186,000 to companies affiliated with one of its non-executive directors for corporate advisory services and related expenses associated with: the transfer of the assets of the Web Wide Media business to Softbank Interactive Marketing Inc. in March, 1997; and corporate advisory services and related expenses associated with the proposed listing of OzEmail on the ASX.

COMPANY POLICY CONCERNING TRANSACTIONS WITH AFFILIATES

  The Company has adopted a policy that all transactions with directors, executive officers and other affiliates will be on terms that are believed to be at least as favorable to the Company as could be obtained from unaffiliated third parties and that such transactions must be approved by a majority of the Company's disinterested directors.

  The Company believes that the foregoing transactions with directors, executive officers and other affiliates were completed on terms as favorable to the Company as could have been obtained from unaffiliated third parties.

COMPENSATION OF DIRECTORS AND OFFICERS

  The aggregate compensation paid by the Company to the directors and executive officers of the Company for services in all capacities for the years ended December 31, 1997 and December 31, 1998 totaled A$839,906 and A$972,354, respectively.

  The Company is currently required by Australian law to contribute 7% of each employee's salary to a pension fund for the employee's retirement. For the year ended December 31, 1997, the percentage was 6%. The aggregate amount accrued by the Company during the year ended December 31, 1998, for contributions to the pension fund for directors and executive officers of the Company totaled A$32,056.

OPTIONS TO PURCHASE SECURITIES

  The Company's 1996 Stock Option Plan, as amended (the "1996 Plan") was adopted by the Board of Directors (the "Board") and approved by the shareholders on May 1, 1996. Under the 1996 Plan, employees (including officers, but excluding directors) and consultants may, at the discretion of the plan administrator, be granted options to purchase Ordinary Shares at an exercise price not less than 85% of their fair market value on the grant date. A total of 13,000,000 Ordinary Shares are authorized for issuance under the 1996 Plan, as amended, options to purchase 3,250,000 of which were granted in June 1996 at an exercise price of the Australian dollar equivalent of US$1.40, and options to purchase 195,000 of which were granted in November 1996 at an exercise price of the Australian dollar equivalent of US$0.75. Of the options granted in June 1996, 50% vested on June 30, 1996 and 50% vested on June 30, 1997. Of the options granted in November 1996, 50% vested on December 31, 1996 and 50% vested on December 31, 1997. As of December 31, 1997, a total of 3,069,990 Ordinary Shares had vested. The options with an exercise price of US$1.40 and US$0.75 expire in July 2000 and November 2001, respectively. In January 1998, a further grant of options to acquire 1,080,000 Ordinary Shares was made under the 1996 Plan at an exercise price of A$1.20. Of these options, 50% vest in the option holders on December 31, 1998, and 50% vest on December 31, 1999. These options expire in January 2003.

  In June 1998, the Board of Directors approved a grant of 500,000 options to an employee to acquire 500,000 Ordinary Shares (equivalent to 50,000 ADSs) under the 1996 Plan at an exercise price of A$2.52. Of these options, 50% vest in the option holder on March 31, 1999 and 50% vest on March 31, 2000. These options expire in June 2003.

  On November 2, 1998, the Board of Directors approved a grant of 4,184,000 options to various employees to acquire 4,184,000 Ordinary Shares (equivalent to 418,400 ADSs) under the 1996 Plan at an exercise price of US$1.07 per Ordinary Share approximately 14% above the market value of the Ordinary Shares at the date of grant. Of these options, 50% vest in the option holder on October 31, 1999 and 50% vest on October 31, 2000. The options expire on November 1, 2003. Acceptances were received for options with respect to 4,120,000 Ordinary Shares in this grant.

  In August 1995, Mr. David Spence, the President and Chief Operating Officer of the Company, was granted options to purchase 5,675,600 Ordinary Shares at an exercise price of A$0.33 which expire in July 2000, of which 300,000 and 3,333,000 were exercised on August 11, 1997 and March 25, 1998, respectively. Mr. Spence sold 30,000 ADSs (representing 300,000 Ordinary Shares), 25,000 ADSs (representing 250,000 Ordinary Shares), 12,500 ADSs (representing 125,000 Ordinary Shares) and 12,500 ADSs (representing 125,000 Ordinary Shares) in August 1997, May 1998, September 1998 and November 1998, respectively. Mr. Spence's options expire in July 2000.

  See Schedule 2 for information regarding interests of directors and executive officers of the Company in the share capital of the Company.

                                                                      SCHEDULE 2

                           INTERESTS OF DIRECTORS AND
                       EXECUTIVE OFFICERS IN THE COMPANY

                                                    ORDINARY
                                                     SHARES
                                                  BENEFICIALLY    VESTED      OPTIONS GRANTED
 NAME                  POSITION                      OWNED        OPTIONS     BUT NOT VESTED
 ----                  --------                   ------------   ---------    ---------------
                       Chief Executive Officer
 Sean Howard.......... and Director                33,500,000(1)       --             --
 David Spence......... President, Chief             2,833,000    2,042,600(4)         --
                       Operating Officer and
                       Director
                       Chairman of the Board of
 Malcolm B. Turnbull.. Directors                   16,750,000(2)       --             --
 Trevor J. Kennedy.... Director                    16,750,000(3)       --             --
 Steven L. Ezzes...... Director                       100,000      100,000(5)         --
 Ian McGregor......... Chief Financial Officer          4,000      100,000(6)     350,000(7)

--------
(1) Mr. Howard's Ordinary Shares are held through Arton No. 001 Pty Limited.
(2) Mr. Turnbull's Ordinary Shares are held through Barzepa Pty Limited.
(3) Mr. Kennedy's Ordinary Shares are held through Golden Research Pty Limited.
(4) The exercise price of the options held by Mr. Spence is A$0.33
(5) The exercise price of the options held by Mr. Ezzes is US$1.40
(6) Exercise price is A$1.20.
(7) Exercise price is A$1.20 with respect to 100,000 options and US$1.07 with respect to 250,000 options.